Exhibit 99.1

News
FOR IMMEDIATE RELEASE

Bank of Montreal Announces Completion of Preferred Share Offering

/NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION

IN THE UNITED STATES/

TORONTO, March 11, 2011 – Bank of Montreal (TSX, NYSE: BMO) today announced that it has completed its offering of 11.6 million Non-Cumulative 5-Year Rate Reset Class B Preferred Shares Series 25 (the “Preferred Shares”) at a price of $25.00 per share. The gross proceeds of the offering were $290 million after the exercise in part of the underwriters’ option. The offering, which was previously announced on March 2nd, was underwritten on a bought deal basis by a syndicate led by BMO Capital Markets. The Preferred Shares commence trading on the Toronto Stock Exchange today under the symbol BMO.PR.Q.

The Preferred Shares were issued to the public at a price of $25.00 per Preferred Share and holders will be entitled to receive non-cumulative preferential fixed quarterly dividends for the initial period ending August 25, 2016, as and when declared by the board of directors of the Bank, payable in the amount of $0.24375 per Preferred Share, to yield 3.90 per cent annually.

Thereafter, the dividend rate will reset every five years to be equal to the 5-Year Government of Canada Bond Yield plus 1.15 per cent. Subject to certain conditions, holders may elect to convert any or all of their Preferred Shares into an equal number of Non-Cumulative Floating Rate Class B Preferred Shares Series 26 on August 25, 2016 and on August 25 of every fifth year thereafter. Holders of the Preferred Shares Series 26 will be entitled to receive non-cumulative preferential floating rate quarterly dividends, as and when declared by the board of directors of the Bank, equal to the then 3-month Government of Canada Treasury Bill yield plus 1.15 per cent.

The Series 25 and Series 26 Preferred Shares have not been, and will not be, registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered, sold or delivered directly, or indirectly, in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act. This news release shall not constitute an offer to sell or a solicitation of an offer to buy such Series 25 or Series 26 Preferred Shares in the United States or in any other jurisdiction where such offer is unlawful.

For News Media Enquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com (416) 867-3996

Ronald Monet, Montreal, ronald.monet@bmo.com (514) 877-1873

For Investor Relations Enquiries:

Viki Lazaris, Toronto, viki.lazaris@bmo.com (416) 867-6656

Andrew Chin, Toronto, andrew.chin@bmo.com (416) 867-7019

Internet: www.bmo.com